Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2018
(millions of dollars)
Earnings, as defined:
Net income	$274
Income tax benefit	(2)
Fixed charges included in the determination of net income, as below	130
Amortization of capitalized interest	2
Distributed income of equity method investee	18
Less: Equity in earnings of equity method investee and non-economic ownership interests	29
Total earnings, as defined	$393

Fixed charges, as defined:
Interest expense	$124
Rental interest factor	6
Fixed charges included in the determination of net income	130
Capitalized interest	—
Total fixed charges, as defined	$130

Preferred unit distributions requirement	$12
Ratio of income before income taxes to net income	1.0
Preferred unit distributions requirement before income taxes	$12

Combined fixed charges and preferred unit distributions requirement	$142

Ratio of earnings to fixed charges	3.02

Ratio of earnings to fixed charges and preferred unit distributions	2.77